SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G/A

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)


                             ON COMMAND CORPORATION
                                 (Name of Issuer)


                      Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    682160106
                                  (CUSIP Number)


     Check the following blank if a fee is being paid with this statement __. (Fee not required.)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










3100                                                  Schedule 13G
                                 13G
CUSIP No. 682160106                                    Page 2 of 6 pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Ascent Entertainment Group, Inc. ("Ascent") 52-1930707 (1)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (A) __         (B) __

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

     5    SOLE VOTING POWER             18,282,908 (2)

     6    SHARED VOTING POWER:

     7    SOLE DISPOSITIVE POWER:       18,282,908 (2)

     8    SHARED DISPOSITIVE POWER:

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         18,282,908 (2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*      __

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               57.2% (2)

12   TYPE OF REPORTING PERSON*
               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The common stock and Series A Common Stock Purchase Warrants ("Series A Warrants") (see (2) below) were previously owned directly by Ascent Network Services, Inc. ("ANS"), a 100% owned subsidiary of the Reporting Person. On May 30, 1997, ANS merged with and into the Reporting Person with the Reporting Person as the surviving corporation.

(2) Ascent owns 17,159,085 shares of the Issuer's common stock and Series A Warrants to purchase, on a cashless basis, 1,123,823 shares of the Issuer's common stock at an exercise price of $15.27 per share. See
     Item 4 for a description of the terms of the Series A Warrants.


                                                        Page 3 of 6 pages
Item 1(a).     Name of Issuer

     On Command Corporation

Item 1(b).     Address of Issuer's Principal Executive Office.

     6331 San Ignacio Avenue
     San Jose, CA 95119

Item 2(a).     Name of Person Filing.

     Ascent Entertainment Group, Inc.

Item 2(b).     Address of Principal Business Office, or if None,
               Residence:

     1200 Seventeenth Street, Ste. 2800
     Denver, CO 80202

Item 2(c).     Citizenship or Place of Organization:

     Delaware

Item 2(d).     Title of Class of Securities

     Common Stock, par value $.01 per share and Series A Warrants

Item 2(e).     CUSIP Number

     Common Stock - 682160106; Series A Warrants - 682160114

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.  This statement is being filed pursuant to Rule 13d-1(c).

Item 4.        Ownership

     (a)  Amount beneficially owned:    18,282,908 shares

     (b)  Percent of class:             57.2%

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:
                18,282,908 shares.

     (ii) Shared power to vote or direct the vote:
                0 shares (3).




                                                            Page 4 of 6 pages

     (iii) Sole power to dispose or to direct the disposition of:
                18,282,908 shares.

     (iv) Shared power to dispose or to direct the disposition of:
                0 shares (3).

     Pursuant to a Warrant Agreement between the Issuer and The Bank of New York, as transfer agent, dated October 8, 1996 (the "Warrant Agreement"), the Issuer has issued to Ascent Series A Warrants to purchase on a cashless basis 1,124,325 shares of On Command common stock at a price per share of $15.27. The Series A Warrants expire on October 7, 2003. The foregoing description of the Series A Warrants is qualified in its entirety by reference to the terms of the Warrant Agreement and the exhibits thereto, included herein as Exhibit 99.1, which terms are incorporated herein by reference.


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.









(3) Pursuant to the Warrant Agreement, in consideration of the advisory and other services that Gary Wilson Partners ("GWP") provided to the Issuer and Ascent in connection with the acquisition of substantially all of the assets of SpectraVision, Inc. (as previously disclosed by Ascent in its Current Report on Form 8-K, file No. 0-27192, filed with the Commission on November 14, 1996), the Issuer has issued to GWP Series C Warrants to purchase for cash an aggregate of 3,450,000 shares of the Issuer's common stock at an exercise price of $15.27 per share. GWP subsequently distributed the Series C Warrants to its partners, employees and agents, including Gary L. Wilson, a director of the Issuer, who received Series C Warrants to purchase 1,810,000 shares of the Issuer's common stock. Pursuant to a Letter Agreement dated April 19, 1996 between Ascent and GWP, all of the recipients of the Series C Warrants have agreed as follows: (a) so long as Ascent owns at least 20% of the outstanding shares of the Issuer's common stock, neither the Series C Warrants nor any shares acquired pursuant to the Series C Warrants can be sold, assigned or transferred prior to October 8, 1998 without the prior written consent of Ascent; and (b) each recipient will vote its shares of the Issuer's common stock acquired through the exercise of any Series C Warrant in accordance with the instructions of Ascent, so long as Ascent continues to own 20% of the outstanding shares of the Issuer's common stock. As of the date of this filing, none of the recipients had exercised its rights under the Series C Warrants to purchase shares of the Issuer's common stock.



                                                         Page 5 of 6 pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1998                       ASCENT ENTERTAINMENT GROUP, INC.


                                        By:  /s/ Arthur M. Aaron

                                        Arthur M. Aaron
                                        Vice President, Business and
                                        Legal Affairs



                                                         Page 6 of 6 pages

                                 EXHIBIT INDEX

     Exhibit No.         Description

     99.1 Warrant Agreement between On Command Corporation and The Bank of New York, dated October 8, 1996 (Incorporated by reference to Schedule 13G of Ascent Entertainment Group, Inc. filed with the Commission February 14, 1997)